UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter N. Handrinos

R. Scott Shean

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 2, 2020, relating to the tender offer (the “Offer”) by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to $52.50 per Share, net to the seller, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 2, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the sentence under the heading “Item 8. Additional Information – Legal Proceedings” on page 56 of this Schedule 14D-9 and replacing it with the following paragraphs:

“On September 2, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company and its directors, captioned Elaine Wang v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01175-UNA. The complaint names as defendants the Company and each member of the Company Board. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. The Company believes the claims asserted in the complaint are without merit.

Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Momenta Pharmaceuticals, Inc.

By:	/s/ Craig A. Wheeler
Name: Craig A. Wheeler
Title: President and Chief Executive Officer

Dated: September 4, 2020